(Excerpt Translation)


                                                                October 20, 2005
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in September 2005 (the "Current Month").

1.  Summary
    Number of listed shares as of the end of the  preceding         3,609,997,492 shares
    month

    Total number of shares changed during the Current Month                     0 shares

    (out of which, as a result of exercise of stock                            (0 shares)
    acquisition rights)

    (out of which, as a result of other reasons)                               (0 shares)

    Number of listed shares as of the end of the Current Month      3,609,997,492 shares


2. Stock acquisition rights (1st series) exercised
(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)


(1) Number of shares

    Total number of shares delivered during the                            63,000 shares
    Current Month

    (out of which, number of newly issued shares)                              (0 shares)

    (out of which, number of shares transferred from                      (63,000 shares)
    treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                    JPY 186,354,000

    (out of which, aggregate amount of newly issued shares)                       (JPY 0)

    (out of which, aggregate amount of shares transferred from          (JPY 186,354,000)
    treasury shares)


3. Stock acquisition rights (2nd series) exercised
(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)

(1) Number of shares

    Total number of shares delivered during the Current Month             106,100 shares

    (out of which, number of newly issued shares)                              (0 shares)

    (out of which, number of shares transferred from treasury            (106,100 shares)
    shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                    JPY 330,607,600

    (out of which, aggregate amount of newly issued shares)                       (JPY 0)

    (out of which, aggregate amount of shares transferred from          (JPY 330,607,600)
    treasury shares)